Endeavour Silver Corp.

Management’s Discussion & Analysis
For the Three and Nine Months Ended September 30, 2024

MANAGEMENT'S DISCUSSION AND ANALYSIS For the periods ended September 30, 2024

This Management Discussion and Analysis ("MD&A") should be read in conjunction with the condensed consolidated interim financial statements of Endeavour Silver Corp. ("Endeavour" or "the Company") for the three and nine months ended September 30, 2024, and the related notes contained therein, which were prepared in accordance with IAS 34 - Interim financial reporting of the International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). The Company uses certain non-IFRS financial measures in this MD&A as described under "Non-IFRS Measures". Additional information relating to the Company, including the most recent Annual Information Form (the "Annual Information Form"), is available on SEDAR+ at www.sedarplus.ca, and the Company's most recent annual report on Form 40-F has been filed with the U.S. Securities and Exchange Commission (the "SEC") on EDGAR at www.sec.gov. This MD&A contains "forward-looking statements" that are subject to risk factors set out in a cautionary note contained herein. All dollar ($) amounts are expressed in United States ("$") dollars and tabular amounts are expressed in thousands of U.S. dollars, unless Canadian dollars (CAN$) or Mexican Pesos (MXN) are otherwise indicated. This MD&A is dated as of November 4, 2024, and all information contained is current as of November 4, 2024, unless otherwise stated.

Cautionary Note to U.S. Investors Regarding Mineral Reserves and Resources

This MD&A has been prepared in accordance with the requirements of Canadian provincial securities laws, which differ from the requirements of U.S. securities laws. As a result, the Company reports the mineral reserves and resources of the projects it has an interest in according to Canadian standards. Canadian reporting requirements for disclosure of mineral properties are governed by National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI-43 101"). NI-43 101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ from the requirements of the SEC that are applicable to domestic United States reporting companies under subpart 1300 of Regulation S-K ("S-K 1300") under the Exchange Act. As an issuer that prepares and files its reports with the SEC pursuant to the MJDS, the Company is not subject to the requirements of S-K 1300. Any mineral reserves and mineral resources reported by the Company in accordance with NI 43-101 may not qualify as such under or differ from those prepared in accordance with S-K 1300. Accordingly, information included or incorporated by reference in this MD&A concerning descriptions of mineralization and estimates of mineral reserves and resources under Canadian standards may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of S-K 1300.

Forward-Looking Statements

This MD&A contains "forward-looking statements" within the meaning of the U.S. Securities Litigation Reform Act of 1995, as amended and "forward-looking information" within the meaning of applicable Canadian securities legislation. Such forward‑looking statements and information include, but are not limited to, statements regarding: the development and financing of the Terronera project; anticipated timing of the Terronera project; estimated Terronera project economics; Terronera project’s forecasted operations, costs and expenditures, and the timing and results of various related activities; estimated timeline for fabrication and installation of the new trunnion at Guanacevi;  estimation of mineral resources at Pitarrilla; the timing and completion of an economic study for Pitarrilla; prospects for Terronera, Pitarrilla and Parral; Endeavour's anticipated performance in 2024, including silver and gold production and financial results; silver and gold grades and recoveries, cash costs per ounce (oz), capital expenditures and sustaining capital; and the timing and results of various activities. Forward-looking statements are frequently characterized by words such as "plan", "expect", "forecast", "project", "intend", "believe", "anticipate", "outlook" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements are based on the opinions and estimates of management at the dates the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.

The Company does not intend to, and does not assume any obligation to, update such forward-looking statements or information, other than as required by applicable law. Forward-looking statements or information involve known and unknown risks, uncertainties and other factors and are based on assumptions that may cause the actual results, level of activity, performance or achievements of the Company and its operations to be materially different from those expressed or implied by such statements. Such factors and assumptions include, among others: the Company’s ability to continue to comply with the terms of the Debt Facility; the Company's ability to replace the new trunnion in the anticipated timeframe; the successful continued operation of the repurposed regrind mill as the primary ball mill; drill results at Pitarrilla; the ongoing effects of inflation and supply chain issues on the Terronera project economics; fluctuations in the prices of silver and gold; fluctuations in the currency markets (particularly the Mexican peso, Chilean peso, Canadian dollar and U.S. dollar); fluctuations in interest rates, changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining (including, but not limited to environmental hazards, industrial accidents, unusual or unexpected geological conditions, pressures, cave-ins and flooding); inadequate insurance, or inability to obtain insurance; availability of and costs associated with mining inputs and labour; the speculative nature of mineral exploration and development; diminishing quantities or grades of mineral reserves as properties are mined; risks in obtaining necessary licenses and permits; challenges to the Company’s title to properties; as well as those factors described under “Risk Factors” in the Company’s Annual Information Form. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.

Qualified Person

The scientific and technical information contained in this MD&A relating to the Company's mines and mineral projects has been reviewed and approved by Dale Mah, B.Sc., P.Geo., Vice President Corporate Development of Endeavour, a Qualified Person within the meaning of NI 43-101.

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ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 3

OVERVIEW OF THE BUSINESS

The Company is engaged in silver mining in Mexico and related activities including property acquisition, exploration, development, mineral extraction, processing, refining and reclamation. The Company is also engaged in exploration activities in Chile and Nevada, USA. The Company's business strategy is focused on acquiring advanced-stage silver mining properties in Mexico. Company's operations are comprised of Guanaceví and Bolañitos mines located in Durango, Mexico and Guanajuato, Mexico respectively. The Company is developing the Terronera project located in Jalisco State, Mexico. The Company is advancing several other exploration projects in order to achieve its goal to become a premier senior producer in the silver mining sector.

The Company's common shares are listed on the Toronto Stock Exchange (TSX: EDR) and the New York Stock Exchange (NYSE: EXK).

HIGHLIGHTS

Three months ended September 30			Q3 2024 Highlights	Nine months ended September 30
2024	2023	% Change		2024	2023	% Change
			Production
874,717	1,148,735	(24%)	Silver ounces produced	3,647,295	4,266,280	(15%)
9,290	9,089	2%	Gold ounces produced	29,972	28,250	6%
867,293	1,140,597	(24%)	Payable silver ounces produced	3,621,062	4,231,064	(14%)
9,112	8,929	2%	Payable gold ounces produced	29,429	27,749	6%
1,617,925	1,875,855	(14%)	Silver equivalent ounces produced(1)	6,045,055	6,526,280	(7%)
11.35	17.94	(37%)	Cash costs per silver ounce(2)	12.83	13.80	(7%)
18.65	24.10	(23%)	Total production costs per ounce(2))	19.41	18.85	3%
25.51	29.64	(14%)	All-in sustaining costs per ounce (2)	23.02	23.41	(2%)
175,065	214,270	(18%)	Processed tonnes	615,848	653,918	(6%)
138.54	135.45	2%	Direct operating costs per tonne(2)	137.90	129.28	7%
189.85	176.37	8%	Direct costs per tonne(2)	187.95	171.78	9%
			Financial
53.4	49.5	8%	Revenue ($ millions)	175.4	155.0	13%
1,017,392	1,370,032	(26%)	Silver ounces sold	3,991,055	4,337,112	(8%)
9,412	8,760	7%	Gold ounces sold	30,179	27,769	9%
29.63	23.99	24%	Realized silver price per ounce	26.71	23.75	12%
2,528	1,948	30%	Realized gold price per ounce	2,328	1,940	20%
(17.3)	(2.3)	(643%)	Net earnings (loss) ($ millions)	(32.5)	3.1	(1,157%)
1.6	(8.3)	119%	Adjusted net earnings (loss) (2) ($ millions)	0.9	(1.5)	158%
12.5	2.7	364%	Mine operating earnings ($ millions)	34.3	31.3	10%
19.6	10.6	85%	Mine operating cash flow before taxes ($ millions)(2)	59.1	51.8	14%
4.5	3.3	37%	Operating cash flow before working capital changes(2)	21.5	27.2	(21%)
(5.6)	8.8	(164%)	EBITDA(2) ($ millions)	5.7	39.5	(86%)
13.9	3.7	278%	Adjusted EBITDA(2) ($ millions)	42.0	37.8	11%
29.4	75.9	(61%)	Working capital (2) ($ millions)	29.4	75.9	(61%)
			Shareholders
(0.07)	(0.01)	(600%)	Earnings (loss) per share - basic ($)	(0.14)	0.02	(800%)
0.01	(0.04)	125%	Adjusted earnings (loss) per share - basic ($)(2)	0.00	(0.01)	100%
0.02	0.02	0%	Operating cash flow before working capital changes per share(2)	0.09	0.14	(36%)
246,000,878	194,249,283	27%	Weighted average shares outstanding	238,827,655	192,003,752	24%

(1) Silver equivalents are calculated using an 80:1 (Ag:Au) ratio.

(2) Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company's financial statements, refer to "Non-IFRS Measures".

The above highlights are key measures used by management, however they should not be the sole measures used in determining the performance of the Company's operations.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 4

REVIEW OF OPERATING RESULTS

Consolidated Production Results for the Three and Nine months ended September 30, 2024 and 2023

Three months ended September 30			CONSOLIDATED	Nine months ended September 30
2024	2023	% Change		2024	2023	% Change
175,065	214,270	(18%)	Ore tonnes processed	615,848	653,918	(6%)
176	226	(22%)	Average silver grade (gpt)	207	252	(18%)
88.2	90.1	(2%)	Silver recovery (%)	89.1	87.7	2%
874,717	1,148,735	(24%)	Total silver ounces produced	3,647,295	4,266,280	(15%)
867,293	1,140,597	(24%)	Payable silver ounces produced	3,621,062	4,231,064	(14%)
1.79	1.48	22%	Average gold grade (gpt)	1.67	1.50	11%
92.1	89.4	3%	Gold recovery (%)	90.7	89.6	1%
9,290	9,089	2%	Total gold ounces produced	29,972	28,250	6%
9,112	8,929	2%	Payable gold ounces produced	29,429	27,749	6%
1,617,925	1,875,855	(14%)	Silver equivalent ounces produced(1)	6,045,055	6,526,280	(7%)
11.35	17.94	(37%)	Cash costs per silver ounce(2)	12.83	13.80	(7%)
18.65	24.10	(23%)	Total production costs per ounce(2)	19.41	18.85	3%
25.51	29.64	(14%)	All in sustaining costs per ounce (2)	23.02	23.41	(2%)
138.54	135.45	2%	Direct operating costs per tonne(2)	137.90	129.28	7%
189.85	176.37	8%	Direct costs per tonne(2)	187.95	171.78	9%

(1) Silver equivalents are calculated using an 80:1 (Ag:Au) ratio.

(2) Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company's financial statements, refer to "Non-IFRS Measures".

Consolidated Production

Three months ended September 30, 2024 (compared to the three months ended September 30, 2023)

Consolidated silver production during Q3, 2024 was 874,717 oz, a decrease of 24% compared to 1,148,735 oz in Q3, 2023, driven by a 26% decrease in silver production at the Guanaceví mine and a 2% decrease in silver production at the Bolañitos mine. Consolidated gold production was 9,290 oz, an increase of 2% compared to 9,089 oz in Q3, 2023, due to the 11% decrease in gold production at the Guanaceví mine offset by a 9% increase in gold production at the Bolañitos mine.

In August 2024, the trunnion on the primary ball mill at Guanacevi failed suspending operations for over a week. Temporary modifications were completed within the plant to re-purpose one of the regrind mills as the primary ball mill allowing the processing of ore to continue at a reduced capacity. After re-start throughput averaged 565 tonnes per day (tpd). The plant team is closely monitoring the operation of the regrind mills to ensure continued reliability and high mechanical availability, including increased planned maintenance down days during this temporary period.

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The Company revised previous production guidance downwards for the Guanaceví mine. Guanaceví production was estimated to decrease by 0.9 million to 1.1 million silver ounces and by 2.0-3.0 thousands of gold ounces compared to its original operating plan over a 15 week period.  The timeline for fabrication and installation of the new trunnion on the primary ball mill remains on schedule for December 2024.

Nine months ended September 30, 2024 (compared to the nine months ended September 30, 2023)

Consolidated silver production decreased by 15% to 3,647,295 oz in Q3 2024 compared to Q3 2023, driven by 14% lower silver production at the Guanaceví mine and 20% lower silver production at the Bolañitos mine. Consolidated gold production increased by 6% to 29,972 ounces in Q3 2024 compared to Q3 2023 due to 10% higher gold production at the Bolañitos mine, and consistent gold production at the Guanaceví mine.

Consolidated Operating Costs

Three months ended September 30, 2024 (compared to the three months ended September 30, 2023)

Direct operating costs per tonne in Q3, 2024 increased to $138.54, 2% higher than Q3, 2023 due to 18% lower tonnes processed, predominantly caused by temporarily reduced plant capacity in Guanaceví. Effective in September, the Company ceased contract mining activities and local third-party material purchases to lessen the impact of lower throughput on direct operating costs and cash flow.

Consolidated cash costs per silver ounce, net of by-product credits, in Q3 2024 is $11.35 per silver ounce, a 37% decrease compared with $17.94 per silver ounce in Q3 2023, driven by a 39% increase in by-product gold sales and 12% decrease in direct costs, partially offset by a 24% decrease in silver ounces produced.

All-In-Sustaining Costs ("AISC") decreased by 14% to $25.51 per silver ounce compared to Q3, 2023 due to the lower cash costs ss noted above, and reduced sustaining capital expenditures, partially offset by a higher general and administrative costs.

Due to the reduced operating capacity at Guanacevi, operating costs and all in sustaining cost metrics will be higher than originally guided for 2024. Due to the significant number of variables, estimates and remaining uncertainties, management withdrew its 2024 cost guidance in August.

Nine months ended September 30, 2024 (compared to the nine months ended September 30, 2023)

Direct operating costs per tonne in nine months period ended September 30, 2024 increased to $137.90, a 7% increase compared with $129.28 in the same period of 2023 primarily due to the 6% lower throughput to date in 2024, partially offset by the cost saving measures actioned in the third quarter, as noted above.

Consolidated cash costs per ounce, net of by-product credits, in nine months period ended September 30, 2024 decreased to $12.83 per ounce, a 7% decrease compared with $13.80 per ounce in the same period of  2023, driven by a 15% decrease in silver ounces produced, and a 9% increase in direct operating costs offset by 26% increase in by-product gold sales.

All-In-Sustaining Costs ("AISC") in Q3 2024 at $23.02 per ounce, decreased 2% from $23.41 per ounce in 2023 due to the lower cash costs, lower sustaining capital expenditures, and lower equipment loan repayments, partially offset by lower silver production and higher general and administrative costs.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 6

GUANACEVÍ OPERATIONS

Production Results for the Three and Nine months ended September 30, 2024 and 2023

Three months ended September 30			GUANACEVÍ	Nine months ended September 30
2024	2023	% Change		2024	2023	% Change
67,094	103,345	(35%)	Ore tonnes processed	294,995	322,628	(9%)
402	341	18%	Average silver grade (g/t)	388	416	(7%)
88.7	91.9	(4%)	Silver recovery (%)	89.7	88.8	1%
768,905	1,041,211	(26%)	Total silver ounces produced	3,300,400	3,833,558	(14%)
766,599	1,038,087	(26%)	Payable silver ounces produced	3,290,499	3,822,057	(14%)
1.46	1.03	42%	Average gold grade (g/t)	1.32	1.18	12%
89.8	92.4	(3%)	Gold recovery (%)	89.4	91.8	(3%)
2,828	3,161	(11%)	Total gold ounces produced	11,195	11,234	(0%)
2,821	3,152	(11%)	Payable gold ounces produced	11,162	11,200	(0%)
995,146	1,294,091	(23%)	Silver equivalent ounces produced(1)	4,196,000	4,732,278	(11%)
19.59	20.47	(4%)	Cash costs per silver ounce(2)	17.24	15.29	13%
24.68	24.23	2%	Total production costs per ounce(2)	22.00	18.46	19%
30.83	29.06	6%	All in sustaining costs per ounce (2)	24.96	22.48	11%
206.56	180.72	14%	Direct operating costs per tonne(2)	180.38	164.45	10%
330.55	264.10	25%	Direct costs per tonne(2)	279.68	248.78	12%

(1) Silver equivalents are calculated using an 80:1 (Ag:Au) ratio.

(2) Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company's financial statements, refer to "Non-IFRS Measures".

Guanaceví Production Results

Three months ended September 30, 2024 (compared to the three months ended September 30, 2023)

Silver production at the Guanaceví mine during Q3, 2024 was 768,905 oz, a decrease of 26% compared to 1,041,211 oz in Q3, 2023, and gold production was 2,828 oz, a decrease of 11% compared to 3,161 oz in Q3, 2023.  Plant throughput was 35% lower in Q3, 2024 with 67,094 tonnes at average grades of 402 gpt silver and 1.46 gpt gold, compared to 103,345 tonnes grading 341 gpt silver and 1.03 gold in Q3, 2023. Decrease in production was caused by lower throughput, following the failure of a trunnion on the primary ball mill in August 2024, offset by processing higher grade material. The operations focused on feeding the highest-grade ore to the mill while stockpiling the remaining ore following the trunnion failure.

Nine months ended September 30, 2024 (compared to the nine months ended September 30, 2023)

Silver production at the Guanaceví mine during the nine months ended September 30, 2024, was 3,300,400 oz, 14% lower than the 3,833,558 oz produced in the same period of 2023, and gold production was 11,195 oz, in line with the 11,234 oz produced in 2023. Due to the failure of a trunnion on the primary ball mill in Q3, throughput in the nine months period ended September 30, 2024, was 9% lower compared to the same period in 2023. Silver production was also impacted by 7% lower average grade - with 388 gpt silver realized in the nine months period ended September 30, 2024, compared to 416 gpt silver realized in the same period of 2023. Despite lower throughput, gold production remained consistent with the same period in the prior year due to 12% higher grade at 1.32 gpt. The variation in grade is consistent with the mine plan and varies from the comparative period due to normal variations within the mine plan.

Guanaceví Operating Costs

Three months ended September 30, 2024 (compared to the three months ended September 30, 2023)

Direct operating costs per tonne for the three months ended September 30, 2024, increased 14% to $206.56 compared with the same period in 2023, caused by 35% lower tonnes processed in Q3 2024. The impact of lower throughput on the direct operating costs was reduced following the termination of contract mining activities during the third quarter of 2024. Including royalty and special mining duty costs, direct cost per tonne increased 25% to $330.55 in Q3 2024 compared with $264.10 in Q3 2023. The purchase of local purchased material contributed $41.67 per tonne during Q3, 2024 compared to $34.41 per tonne in Q3 2023; the volume of purchased material was 10,216 tonnes compared to 21,769 tonnes in the same period in 2023, purchased at higher prices in the current period. Due to higher realized metal prices the royalty rate increased and therefore the total royalty expense for the period increased from $4.8 million to $5.1 million, which are included in cost per tonne and oz metrics.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 7

Cash costs per oz, net of by-product credits, decreased to $19.59 compared to $20.47 for the same period in 2023, driven by the higher value of gold in the by-product credit, offset in part by the higher costs as noted above.  AISC per oz increased 6% to $30.83 per oz for the three months ended September 30, 2024, due to lower silver production and higher general and administrative costs, partially offset by lower cash costs and lower sustaining capital expenditures.

Nine months ended September 30, 2024 (compared to the nine months ended September 30, 2023)

Direct operating costs per tonne for the nine months ended September 30, 2024, increased 10% to $180.38 compared with $164.45 in the same period in 2023, primarily resulting from a 9% lower throughput. Including royalty and special mining duty costs, direct cost per tonne increased 12% to $279.68 compared with $248.78 in the same period in 2023. The purchased material contributed $34.68 per tonne during the nine months period ended September 30, 2024 compared to $23.26 per tonne in the same period of 2023 due to the higher cost per tonne. During the nine months ended September 30, 2024, the Company purchased 42,761 tonnes of purchased material compared to 46,493 tonnes in 2023. Royalty expense for the nine months period ended September 30, 2024, was  $16.9 million in line with the same period in 2023 and is included in cost per tonne and cost per oz metrics.

Cash costs per oz, net of by-product credits, for the nine months ended September 30, 2024, increased to $17.24 compared to $15.29 for the same period in 2023, driven by the higher direct costs per tonne and lower silver production partially offset by a higher gold credit. AISC per oz increased 11% to $24.96 per oz for the nine months ended September 30, 2024, due to higher cash costs per oz, and slightly higher general and administrative costs, partially offset by a lower sustaining capital expenditure being allocated to silver ounces produced.

BOLAÑITOS OPERATIONS

Production Results for the Three and Nine months ended September 30, 2024 and 2023

Three months ended September 30			BOLAÑITOS	Nine months ended September 30
2024	2023	% Change		2024	2023	% Change
107,971	110,925	(3%)	Ore tonnes processed	320,853	331,290	(3%)
36	37	(1%)	Average silver grade (g/t)	40	48	(17%)
84.7	82.6	3%	Silver recovery (%)	84.1	84.6	(1%)
105,812	107,524	(2%)	Total silver ounces produced	346,895	432,722	(20%)
100,694	102,510	(2%)	Payable silver ounces produced	330,563	409,007	(19%)
2.00	1.89	6%	Average gold grade (g/t)	1.99	1.81	10%
93.1	87.9	6%	Gold recovery (%)	91.5	88.3	4%
6,462	5,928	9%	Total gold ounces produced	18,777	17,016	10%
6,291	5,777	9%	Payable gold ounces produced	18,267	16,549	10%
622,779	581,764	7%	Silver equivalent ounces produced(1)	1,849,055	1,794,002	3%
(51.38)	(7.68)	(569%)	Cash costs per silver ounce(2)	(30.97)	(0.12)	(24,741%)
(27.25)	22.74	(220%)	Total production costs per ounce(2)	(6.34)	22.51	(128%)
(14.98)	35.54	(142%)	All in sustaining costs per ounce (2)	3.77	32.16	(88%)
96.27	93.26	3%	Direct operating costs per tonne(2)	98.84	95.03	4%
102.42	94.63	8%	Direct costs per tonne(2)	103.61	96.79	7%

(1) Silver equivalents are calculated using an 80:1 (Ag:Au) ratio.

(2) Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company's financial statements, refer to "Non-IFRS Measures".

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 8

Bolañitos Production Results

Three months ended September 30, 2024 (compared to the three months ended September 30, 2023)

Silver production at the Bolañitos mine was 105,812 oz in Q3, 2024, a decrease of 2% compared to 107,524 oz in Q3, 2023, and gold production was 6,462 oz in Q3, 2024, an increase of 9% compared to 5,928 oz in Q3, 2023.  Plant throughput in Q3, 2024 was 107,971 tonnes at average grades of 36 gpt silver and 2.00 gpt gold, compared to 110,925 tonnes at average grades of 37 gpt silver and 1.89 gpt gold in Q3, 2023.  At the Bolañitos mine the 2% decrease in silver production was attributable to a combination of a 3% decrease in throughput and 1% decrease in ore silver grade, partially offset by a 3% increase in recoveries.  The 9% increase in gold production at the Bolañitos mine was attributable to a 6% increase in ore gold grade and a 6% increase in recoveries, partially offset by a 3% decrease in throughput. The difference in ore grade at Bolañitos is primarily due to the fluctuations of ore grades from accessing different areas of the mine and due to normal variations within the mine plan.

Nine months ended September 30, 2024 (compared to the nine months ended September 30, 2023)

Silver production at the Bolañitos mine was 346,895 oz during the nine months ended September 30, 2024, a decrease of 20% compared to 432,722 oz in the same period of 2023, and gold production was 18,777 oz, an increase of 10% compared to 17,016 oz in 2023. Plant throughput for nine months ended September 30, 2024, was 320,853 tonnes at average grades of 40 gpt silver and 1.99 gpt gold, compared to 331,290 tonnes at average grades of 48 gpt silver and 1.81 gpt gold in the same period of 2023. The 20% decrease in silver production and 10% increase in gold production compared to 2023 is primarily due to typical grade variations within the mine plan.

Bolañitos Operating Costs

Three months ended September 30, 2024 (compared to the three months ended September 30, 2023)

Direct costs per tonne in Q3, 2024 increased 3% to $96.27 per tonne, primarily due to 3% lower ore tonnes processed. Cash costs per oz, net of by-product credits, were ($51.38) of payable silver in Q3 2024 compared to
($7.68) in Q3 2023 due to higher gold production and realized gold prices.  AISC per oz decreased 142% in Q3 2024 to cash cost per oz of ($14.98) from $35.54 in Q3 2023, primarily due to significantly lower cash costs per oz and lower sustaining capital expenditures, partially offset by higher general and administrative costs.

Nine months ended September 30, 2024 (compared to the nine months ended September 30, 2023)

Direct costs per tonne during nine months ended September 30, 2024, increased 7% to $103.61 per tonne, primarily due to 3% decrease in tonnes processed and a 4% increase in direct operating costs per tonne. Cash cost per oz, net of by-product credits, were ($30.97) in the nine months ended September 30, 2024, compared to cash cost per oz of ($0.12) in the same period of 2023 due to higher by-product gold sales in the period. AISC per oz decreased 88% in the nine months period ended September 30, 2024, to $3.77 primarily due to the decrease in cash costs and lower sustaining capital expenditures.

TERRONERA DEVELOPMENT

Construction and Development Highlights

The Terronera project made substantial progress during the third quarter as the Upper Plant Platform nears completion. Surface mill and infrastructure construction reached 90%, further preparing for advancement into operations. Overall project progress (mine development and surface construction) reached 77% completion, with more than $258 million of the project's budget spent to date. Project commitments totals $270 million, 99% of the $271 million capital budget.

The Upper Platform is nearly complete, and the primary jaw crusher was commissioned, with rock crushed in August. Mill and surface infrastructure construction was 90% complete and continues to transition to operations.

With Upper Platform nearly complete, the major focus is on the Lower Platform and Tailing Storage Facility. Lower Platform area was 30% complete as of September 30, 2024. On the Lower Platform, focus has been on completing the last section of the tailing filter bearing wall prior to starting the filter support deck. In Q3, the first structural steel columns and beams were erected for the Concentration Filter building and equipment mechanical structures. More than 75% of the floor slab and 100% of the filter bearing wall for the tailing filter building has been poured. The tailing filters, which are stored at the Puerto Vallarta warehouse, are scheduled to be transported to site for Q4 2024 installation

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During the third quarter, 1,051 metres underground were developed for a project total of 5,544 metres. Development was nearly complete for the test stope that will be used to verify stope design criteria as well as establishing longhole drilling, blasting and backfill procedures. Development ore was stockpiled on surface. Slashing of an existing portal commenced for access to mine the high-gold grade La Luz vein, which is anticipated to be reached in the first half of 2025.

As of September 30, 2024, procurement was 99% complete. Laboratory and Plant Maintenance buildings reached 40% of completion. Structural steel installation for plant maintenance building started in late September. At the end of Q3, the workforce increased to over 250 Endeavour Silver employees and over 800 contract workers, with the total number expected to decrease in Q4 2024 as commissioning begins.

Q4 2024 Outlook and Planning

The Terronera Project is tracking to begin commissioning systems near the end of Q4.

For Q4 2024, the tailing filter area, which was turned over to the mechanical contractor in early October, will allow focus on installing at least one tailing filter along with the concentrate filter using an extended work schedule to allow initial systems commissioning anticipated near the end of Q4. Grinding, flotation, and thickening systems will be mechanically completed in late October, allowing testing and ramp-up of these circuits to begin in November and December.

Mine development in Portals 1, 2, and 4 declines will continue, with longhole stopes being developed and initial production planned for Q4; ore will continue to be stockpiled for mill ramp-up. At La Luz, the portal is being constructed, and the orebody ramp access will advance in Q4.

The critical path remains the TSF, tailing concentrate filters construction and the advancing underground mine.

EXPLORATION AND EVALUATION

At Guanaceví, the Company concluded sampling of the projection of the Santa Cruz vein towards the northwest and started underground diamond drilling in the El Curso mine, testing the Santa Cruz vein. The Company drilled 1,552 metres during Q3 2024, in addition to 1,904 metres drilled during first half of the 2024, and incurred exploration cost of $0.3 million and $0.8 million for the three and nine months ended September 30, 2024 respectively. Drill results are pending assays and analysis.

At Bolañitos, the Company completed surface diamond drilling in the Bolañitos North and Bolañitos South areas. The Company drilled 2,286 metres in Q3 2024, in addition to the 5,504 drilled during first half of 2024. The company incurred exploration costs of $0.3 million and $1.0 million for three and nine months ended September 30, 2024, respectively. Drill results are pending assays and analysis.

At Terronera, the Company has conducted mapping in the Peña Gorda West and Los Espinos and started geological mapping at Las Coloradas area (El Izote vein). In addition, exploration activities were carried out in the El Culebro & Zopilotillo mine (north).

Sampling was carried out in the Guardarraya, La Yesquilla and Los Espinos South areas. The Company incurred total development expense of $1.7 million and $4.9 million for the three and nine months ended September 30, 2024, respectively, which includes social, environmental and management oversight costs that are ineligible for capitalization during construction.

At Pitarrilla, during the three and nine months ended September 30, 2024, the Company incurred total exploration expense of $1.3 million and $3.7 million respectively. The Company fortified an existing underground ramp and extended the ramp 650 metres to further test the high-grade zones and its feeder structures at various angles, including developing the ramp through the projected feeder structures.  The Company has completed 6 holes testing the high grade manto zone, the Casas Blancas, Danna, Palmito and Victoria structures.  Drill results are pending interpretation and analysis.

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The Company commenced preliminary study and design for a tailings storage facility, mine design, including detailed review of mine hydrology and rock mechanics and began a comprehensive review and confirmation of the historical metallurgical test work.  These studies are integral information required to facilitate an economic study by the end of 2025.

CONSOLIDATED FINANCIAL RESULTS

Three months ended September 30, 2024 (compared to the three months ended September 30, 2023)

In Q3, 2024, the Company's mine operating earnings were $12.5 million (Q3, 2023 - $2.7 million) on revenue of $53.4 million (Q3, 2023 - $49.4 million) with cost of sales of $41.0 million (Q3, 2023 - $46.7 million).

In Q3, 2024, the Company had operating earnings of $3.8 million (Q3, 2023 - operating loss of $3.8 million) after exploration and evaluations costs of $4.7 million (Q3, 2023 - $4.2 million), general and administrative expense of $4.0 million (Q3, 2023 - $2.4 million).

The loss before taxes for Q3, 2024 was $13.3 million (Q3, 2023 - earnings before taxes of $0.8 million) after finance costs of $0.5 million (Q3, 2023 - $0.3 million), a foreign exchange loss of $3.1 million (Q3, 2023 - foreign exchange loss of $0.4 million) and investment and other income of $5.9 million (Q3, 2023 - expense of $1.6 million)  as well as loss incurred on revaluation of the gold and foreign exchange derivatives of $19.4 million (2023 - nil) due to the increase in gold forward prices and appreciation of the US dollar in relation to the fixed Mexican peso contract. The Company realized a net loss for the period of $17.3 million (Q3, 2023 - $2.3 million) after an income tax expense of $4.0 million (Q3, 2023 - $3.1 million). Excluding the loss on derivative contracts and certain non-cash and unusual items as defined in the "Non-IFRS Measures" section, the adjusted earnings for the period are $1.6 million (Q3 2023 - loss of $8.3 million).

Revenue of $53.4 million in Q3, 2024, net of $0.5 million of smelting and refining costs, increased by 8% compared to $49.5 million, net of $0.5 million of smelting and refining costs, in Q3, 2023.  Gross sales of $53.9 million in Q3, 2024 represented a 8% increase over the gross sales of $49.9 million for the same period in 2023. A 26% decrease in silver oz sold during the period, offset by a 24% increase in the realized silver price resulted in an 8% decrease to silver sales. A 7% increase in gold oz sold in combination with a 30% increase in realized gold prices resulted in a 39% increase in gold sales.  During the period, the Company sold 1,017,392 oz silver and 9,412 oz gold, for realized prices of $29.63 and $2,528 per oz, respectively, compared to sales of 1,370,032 oz silver and 8,760 oz gold, for realized prices of $23.99 and $1,948 per oz, respectively, in the same period of 2023. For the three months ended September 30, 2024, the realized prices of silver and gold were within 2% of the London spot prices. Silver and gold London spot prices averaged $29.43 and $2,474, respectively, during the three months ended September 30, 2024.

The Company decreased its finished goods silver inventory to 117,921 oz and decreased its finished goods gold inventory to 961 oz at September 30, 2024 compared to 268,020 oz silver and 1,261 oz gold at June 30, 2024.  The cost allocated to these finished goods was $3.1 million as at September 30, 2024, compared to $6.1 million at June 30, 2024. As of September 30, 2024, the finished goods inventory fair market value was $6.2 million, compared to $10.8 million at June 30, 2024.

Cost of sales for Q3, 2024 was $41.0 million, an decrease of 12% over the cost of sales of $46.7 million for Q3, 2023.  The lower cost of sales compared to the prior period was driven by lower silver ounces sold in the quarter. Furthermore, the cost reduction measures undertaken at Guanaceví following the trunnion failure, including the termination of contract mining activities, helped reduce production costs.

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Exploration and evaluation expenses were $4.7 million, in line with $4.2 million incurred in the same period of 2023. General and administrative expenses of $4.0 million in Q3 2024 were higher compared to the $2.4 million incurred for the same period of 2023, primarily due to the revaluation of the cash-settled DSU liability caused by an increase in company's share price, amounting to $0.9 million increase.

The Company incurred a foreign exchange loss of $3.1 million in Q3, 2024 compared to a foreign exchange loss of $0.4 million in Q3, 2023 due to a weakening of the Mexican peso at the end of the reporting period, which decreased the US dollar value of Mexican peso denominated working capital surplus. In Q3 2024, the Company incurred $0.5 million in finance charges primarily from interest on loans related to mobile equipment and accretion of reclamation and rehabilitation liabilities, compared to $0.3 million in the same period in 2023.  The Company recognized $19.4 million loss incurred on revaluation of the gold and foreign exchange derivatives (2023 - nil) due to the increase in gold forward prices and appreciation of the US dollar in relation to the Mexican peso. Other costs and income in the period include $5.9 million income from investments and other compared to $1.7 million cost in investment and other expenses in Q3, 2023, primarily resulting from $4.7 million in interest income on higher cash deposits and tax refunds (Q3, 2023 - $0.2 million), and $1.1 million in other income (Q3, 2023 - other expense of $0.1 million) partially offset by the loss on marketable securities of $0.1 million (Q3, 2023 - loss of $1.9 million). During Q3 2024 contractual conditions regarding deferred consideration from the 2021 divestment of the Cubo mine were met and the Company recognized of $1.0 million of previously contingent consideration.

Income tax expense was $4.0 million in Q3, 2024 compared to $3.1 million in Q3, 2023.  The $4.0 million tax expense is comprised of $4.5 million in current income tax expense (Q3, 2023 - $2.2 million) and $0.5 million in deferred income tax recovery (Q3, 2023 - $0.9 million expense).  The current income tax expense consists of $1.0 million in special mining duty taxes and $3.5 million of current income taxes. The deferred income tax recovery of $0.5 million is derived from changes in temporary differences between the timing of deductions for accounting purposes compared to deductions for tax purposes.

Nine months ended September 30, 2024 (compared to the nine months ended September 30, 2023)

During the first nine months of 2024, the Company's mine operating earnings were $34.3 million (2023 - $31.3 million) on revenue of $175.4 million (2023 - $155.0 million) with cost of sales of $141.1 million (2023 - $123.7 million). Higher revenue was offset by higher cost of sales for the period, due to higher allocated costs on direct inputs caused by lower production in the period as well as higher depreciation due to diminished reserves driving higher depletion costs.

During nine months ended September 30, 2024, the Company had operating earnings of $8.8 million (2023 - $8.5 million) after exploration, evaluation and development costs of $13.3 million (2023 - $12.7 million) and general and administrative expense of $12.3 million (2023 - $9.6 million). In the nine-month period ended September 30, 2023, operating earnings also included a write off of mineral properties of $0.4 million.

The loss before taxes for the period were $20.3 million (2023 - earnings before taxes $17.5 million) after finance costs of $1.1 million (2023 - $1.1 million), a foreign exchange loss of $5.9 million (2023 - gain $3.3 million) and investment and other income of $6.5 million (2023 - investment and other expense of $0.3 million) as well as loss on derivatives of $28.6 million (2023 - nil). The Company realized net loss for the period of $32.5 million (2023 - net earnings of $3.1 million) after an income tax expense of $12.2 million (2023 - $14.5 million).

Revenue of $175.4 million net of $1.4 million of smelting and refining costs, increased by 13% compared to $155.0 million, net of $1.9 million of smelting and refining costs, in 2023. Gross sales of $176.8 million in the period represent a 13% increase over the $156.9 million for the same period in 2023. Increase in revenue is driven primarily by 12% increase in realized silver prices and 20% increase in realized gold prices in combination with 9% increase in gold oz sold and partially offset by a 8% decrease in silver oz sold. During the period, the Company sold 3,991,055 oz silver and 30,179 oz gold, for realized prices of $26.71 and $2,328 per oz, respectively, compared to sales of 4,337,112 oz silver and 27,769 oz gold, for realized prices of $23.75 and $1,940 per oz, respectively, in the same period of 2023. For the nine months ended September 30, 2024, the realized prices of silver and gold were within 2% of the London spot prices. Silver and gold London spot prices averaged $27.22 and $2,297, respectively, during the nine months ended September 30, 2024.

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The Company decreased its finished goods silver and gold inventory to 117,921 oz silver and 961 oz gold, at September 30, 2024 compared to 487,884 oz silver and 1,711 oz gold at December 31, 2023. The cost allocated to these finished goods was $3.1 million at September 30, 2024, compared to $9.5 million at December 31, 2023. At September 30, 2024, the finished goods inventory fair market value was $6.2 million, compared to $15.1 million at December 31, 2023.

Cost of sales for the nine months ended September 30, 2024 was $141.1 million, an increase of 14%over the cost of sales of $123.7 million for the same period of 2023. The increase in cost of sales was predominantly caused by higher direct costs being allocated to lower production of silver as well as the higher depreciation charge during period. Direct costs were impacted by inflationary pressures and to higher costs of purchased material at Guanacevi. Additionally direct costs on a per ounce basis were impacted by lower grades in Guanaceví compared to 2023. Depreciation costs were impacted by declining estimated reserves and resources at Guanaceví.

Exploration and evaluation expenses were $13.3 million, slightly higher than the $12.7 million incurred in the same period of 2023. General and administrative expenses of $12.3 million in nine months ended September 30, 2024 were 27% higher compared to the $9.7 million incurred for the same period of 2023, due to expense recognized from the revaluation of DSU liability, which with appreciation in value of the company shares increased by 2.9 million compared to the nine months period ended September 30, 2023, partially offset by a slightly lower direct general and administrative expenses.

The Company incurred a foreign exchange loss of $5.9 million during nine months ended September 30, 2024, compared to a foreign exchange gain of $3.3 million in 2023, due to a weakening of the Mexican peso at the end of the reporting period, which decreases the US dollar value of Mexican peso denominated working capital surplus. The Company incurred $1.1 million in finance charges primarily from interest on loans related to mobile equipment and accretion of reclamation and rehabilitation liabilities, in line with the  $1.1 million for the same period in 2023. The Company recognized $6.5 million in investment and other income compared to $0.3 million in investment and other expense in 2023, resulting from recognizing an unrealized loss on marketable securities of $1.2 million (2023 - loss of $2.0 million), $6.0 million in interest income (2023 - $1.2 million), and $0.7 million in other income (2023 - nil). During the nine month period ended September 30, 2024, contractual conditions have been met and the Company recognized of $1.0 million of previously contingent consideration on sale of the Cubo mine in 2021. In the same period of 2023, the Company also recognized $0.5 million of royalty income which did not recur in 2024.

Income tax expense was $12.2 million for nine months ended September 30, 2024 compared to $14.4 million in the same period of 2023. The $12.2 million tax expense is comprised of $13.1 million in current income tax expense (2023 - $11.1 million) and $0.9 million in deferred income tax recovery (2023 - deferred income tax expense $3.3 million). The current income tax expense consists of $3.4 million in special mining duty taxes and $9.7 million of income taxes. The deferred income tax recovery of $0.9 million is derived from changes in temporary differences between the timing of deductions for accounting purposes compared to deductions for tax purposes.

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KEY ECONOMIC TRENDS

Precious Metal Price Trends

The prices of silver and gold are the largest single factor in determining profitability and cash flow from operations. The financial performance of the Company has been, and is expected to continue to be, closely linked to the prices of silver and gold.

During nine months ended September 30, 2024, the average price of silver was $27.22 per ounce, with silver trading between $22.09 and $32.48 per oz based on the London Fix silver price. This compares to an average of $23.40 per oz for the nine months ended September 30, 2023, with a low of $20.09 and a high of $26.03 per oz. For the nine months ended September 30, 2024, the Company realized an average price of $26.71 per silver oz compared with $23.65 for the nine months ended September 30, 2023.

During nine months ended September 30, 2024, the average price of gold was $2,297 per oz, with gold trading between $1,985 and $2,664 per oz based on the London Fix PM gold price. This compares to an average of $1,931 per oz for the nine months ended September 30, 2023, with a low of $1,811 and a high of $2,048 per oz. For the nine months ended September 30, 2024, the Company realized an average price of $2,328 per oz compared with $1,937 for the nine months ended September 30, 2023.

The silver and gold markets are impacted by changes in monetary policies, rising geopolitical tensions and macro-economic climate primarily as protection against inflationary concerns. Gold and silver prices have increased during 2024 due to rising geo-political tension and the anticipation of falling interest rates. Silver's industrial applications and usage have increased significantly due to the electrical conductivity of the metal. Silver efficiency as an electricity conductor and potential applications as a "green" metal has impacted the industrial demand impacting above ground inventory levels and price. This industrial demand is expected to continue into the near future, while supply is estimated to remain the same.

Currency Fluctuations

Foreign exchange risk arises from transactions denominated in currencies other than the U.S. dollar. The Company's operations are located in Mexico and therefore a significant portion of operating costs and capital expenditures are denominated in Mexican pesos.

During Q1 and Q2, 2024, the Mexican peso continued the 2023 trend of appreciating against the U.S. dollar, however during Q3 2024, trend has reversed and the U.S. dollar has strengthened against the Mexican Peso. During the nine months ended September 30, 2024, the average foreign exchange rate was $17.66 Mexican pesos per U.S. dollar, with the peso trading within a range of $16.34 to $19.99. This compares to an average of $17.80, with a range of $16.67 to $19.48 Mexican pesos per U.S. dollar in the same period of 2023.

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During the year ended December 31, 2023, the Mexican peso strengthened against the U.S. dollar. The average foreign exchange rate was $17.73 Mexican pesos per U.S. dollar, with the peso trading within a range of $16.67 to $19.48. This compares to an average of $20.25, with a range of $19.52 to $21.35 Mexican pesos per U.S. dollar during the year ended December 31, 2022.

Cost Trends

The Company's profitability is subject to industry-wide cost pressures on development and operating costs with respect to labour, energy, consumables and capital expenditures. Underground mining is labour intensive and approximately 33% of the Company's production costs are directly tied to labour. In order to mitigate the impact of higher labour and consumable costs, the Company focuses on continuous improvement by promoting more efficient use of materials and supplies and by pursuing more advantageous pricing while increasing performance and without compromising operational integrity. During Q4, 2022 the cost per tonne was impacted by royalty costs recognized upon sale of higher than usual finished goods inventory that had been held during Q2 and Q3 of 2022. During the year ended December 31, 2023, costs continued to be impacted by inflationary and industry costs pressures as well as being impacted by a stronger Mexican Peso. From December 31, 2022, to December 31, 2023, the Mexico Peso appreciated by 15%. During the nine months ended June 30, 2024 cost per tonne increased further due to higher purchased material at Guanacevi and slightly higher direct input costs. During Q3 2024, cost per tonne remained high due to the lower throughput following the failure of the trunnion on the primary ball mill at the Guanacevi mill.

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ANNUAL OUTLOOK

2024 Production and Cost Guidance

		Guanaceví	Bolañitos	Consolidated
Silver Production (revised)	M oz	4.0-4.1	0.4-0.5	4.4-4.6
Gold Production (revised)	K oz	13.0-14.0	23.0-24.0	36.0-38.0
Silver Eq Production(1)	M oz	5.1-5.2	2.2-2.4	7.3-7.6
Sustaining Capital Budget	US$M			$30.0
Exploration Budget	US$M			$8.7

(1) 2024 silver equivalent production is calculated using an 80:1 (Ag:Au) ratio

Operating mines

As announced on August 19, 2024, following the failure of the trunnion on the primary ball mill at the Guanaceví, the Company revised downwards previous production guidance for the Guanaceví mine. During this reduced processing period, Guanaceví production was estimated to decrease by 0.9 million to 1.1 million silver ounces and by 2.0-3.0 thousands of gold ounces compared to its original operating plan.

To address the mill failure at Guanaceví, temporary modifications were completed to re-purpose one of the regrind mills as the primary ball mill. The temporary modifications have allowed throughput to average 565 tonnes per day since re-start after the trunnion failure. The plant team is closely monitoring the operation of the regrind mills to ensure continued reliability and high mechanical availability, including increased planned maintenance down days during this temporary period. The timeline for fabrication and installation of the new trunnion on the primary ball mill remains on schedule for December 2024.

Consolidated Operating Costs

Due to the reduced operating capacity at Guanacevi, operating costs and all in sustaining cost metrics will be higher than originally guided for 2024. Due to the significant number of variables, estimates and remaining uncertainties, management withdrew its 2024 cost guidance.

Previous to the cost guidance withdrawal, management guided cash costs, net of gold by-product credits, to be $14.00-$15.00 per oz of silver produced. AISC, net of gold by-product credits, in accordance with the World Gold Council standard, were estimated to be $22.00-$23.00 per oz of silver produced. Direct operating costs per tonne were originally estimated to be $140-$145. Inclusive of royalties and special mining duties direct costs were estimated to be in the range of $165-$170 per tonne. In making these cost forecasts, prior to the withdrawal of the cost guidance, management made the following assumptions in calculating its 2024 cost forecasts: $23 per oz silver price, $1,840 per oz gold price and 17:1 Mexican peso to U.S. dollar exchange rate.

LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents increased from $35.3 million at December 31, 2023 to $54.9 million at September 30, 2024.

Expressed in thousands US dollars	As at September 30, 2024	As at December 31, 2023
Current assets	$ 104,120	$ 100,773
Current liabilities	74,744	58,244
Working capital surplus	$ 29,376	$ 42,529

The Company had working capital of $29.4 million as at September 30, 2024 (December 31, 2023 - $42.5 million). The $13.2 million decrease in working capital is caused primarily by $4.5 million decrease in other investments following the sale and re-valuation of marketable securities, a $5.2 million net decrease in current IVA receivable following reimbursements,  $3.2 million decrease in income tax receivable, $3.3 million decrease in inventory, $2.6 million decrease in prepaids and other assets, $4.0 million increase in accounts payable, accrued liabilities and other current liabilities, $3.8 million increase in income taxes payable, and the recognition of a $9.2 million current portion of derivative liability relating to the Mexican peso and gold forward contracts, offset by, a $19.3 million increase in cash and cash equivalents, $2.5 million increase in trade receivables. and $0.5 million decrease in current loan payables.

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Operating activities provided $24.0 million during the nine months period ended September 30, 2024, compared to providing $5.1 million in the same period of 2023, driven largely by the higher silver and gold realized prices as well as higher gold ounces sold.

Investing activities used net cash $139.6 million during the nine months ended September 30, 2024, compared to using net cash of $66.6 million in the same period in 2023, due to the development of Terronera. Capital asset investments totaled $149.5 million in property, plant and equipment during nine months ended September 30, 2024, compared to capital investments totaling $76.3 million in the same period in 2023. The Company also received $0.9 million of loan receivable repayment compared to $0.5 million in the same period of 2023. In nine months ended September 30, 2024 the Company also received $5.7 million of interest, primarily related to $4.3 million interest earned from delayed IVA claims and $1.4 million interest on cash deposits.

At Guanaceví, the Company invested $15.7 million, with $11.8 million spent on 2.6 km of mine development and underground infrastructure and $2.6 million on mobile equipment. The Company continued to invest in upgrades for the plant and surrounding infrastructure, including $1.3 million on plant upgrades, mine site improvements and the tailings facility.

At Bolañitos, the Company invested $6.6 million, with $5.4 million spent on 3.6 km of mine development and $1.0 million on mobile equipment. The Company continued to invest in upgrades for the plant and surrounding infrastructure, including $0.2 million on plant and vehicles upgrades.

At Terronera, the Company invested $129.2 million, with $69.4 million spent on land payments, surface and mine development and infrastructure, $43.7 million spent for the plant, $3.1 million spent on buildings, $11.8 million spent for mine equipment and $1.3 million spent on light vehicles, office and IT infrastructure. An additional $1.1 million was used for increase in working capital items and other non-current assets.

Investments in the exploration and general and administrative segments were $1.1 million spent on holding costs, mobile equipment, office, building infrastructure and light vehicles.

Financing activities for the nine months period ended September 30, 2024, provided $134.8 million, compared to providing $19.8 million in the same period of 2023. During the nine months ended September 30, 2024, the Company received $85.0 million from Debt Facility proceeds, $53.8 million from public equity offerings net of issuance costs, $2.5 million from exercise of employee stock options, paid $5.2 million in interest and principal repayments on loans and leases, and paid $1.3 million in deferred financing fees. By comparison, in Q3 2023 the Company received $22.7 million from public equity offerings net of issuance costs, $2.5 million on the exercise of employee stock options and paid $5.6 million in interest and principal repayments on loans and leases, and $0.3 million in withholding taxes on equity settled performance share units.

On December 18, 2023, the Company entered into an "At-The-Market" ("ATM") equity facility (the "December 2023 ATM Facility"). Under the terms of this ATM facility, the Company can, from time to time, sell common stock having an aggregate offering value of up to $60.0 million on the New York Stock Exchange. The Company determines, at its sole discretion, the timing and number of shares to be sold under the ATM facility. During the nine months period ended September 30, 2024, the Company issued 27,540,971 common shares under the "At-The-Market" ("ATM") distributions equity facility (the "December 2023 ATM Facility") at an average price of $2.00 per share for gross proceeds of $55.2 million, less commission of $1.1 million and recognized $0.4 million of other transaction costs related to the ATM financing as share issuance costs, which have been presented net within share capital.

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For the December 2023 ATM facility, the net proceeds as at September 30, 2024 have been used as follows:

Use of proceeds (thousands)
Net proceeds received	$58,263
Terronera Construction	(54,584)
Pitarrilla exploration	(497)
Allocated to working capital	$3,182

Terronera's Debt Facility Agreement ("Debt Facility") includes certain restrictive covenants with respect to the use of the loan proceeds, including restrictions on transferring funds out of Terronera entity. These restrictions are not expected to have any impact on the Company's ability to meet its obligations.

The Company has historically funded its acquisition, exploration and development activities through equity financings, debt facilities and convertible debentures. In recent years, the Company has financed most of its acquisition, exploration, development and operating activities from production cash flows, treasury and equity financings. The Company may choose to undertake equity, debt, convertible debt or other financings, on an as-needed basis, in order to facilitate its growth.

Management of the Company believes that operating cash flow, existing working capital and the committed Debt Facility will be sufficient to cover 2024 capital requirements and meet its short-term obligations. The Company continues to assess financing alternatives, including equity or debt or a combination of both, to fund future growth, including the development of the Terronera project.

Contingencies

The Company has disputes with the Mexican tax authorities as disclosed in the MD&A for the year ended December 31, 2023, which are currently being addressed in the Mexican court process, and judgment is employed to assess the likelihood of outcomes in favour of the Company and recognition of any liabilities. The Company is also required to use judgement to determine certain tax treatments in calculating income tax expense and recoverable IVA. A number of these judgements are subject to various uncertainties. From time to time, Mexican authorities may apply, re-interpret legislation or disregard precedents and it is possible that these uncertainties may be resolved unfavorably for the Company.

Capital Requirements

As of September 30, 2024, the Company held $54.9 million in cash and $29.4 million in other working capital. The Company also had the remaining $35 million committed and available under the committed Debt Facility for use in respect of the Terronera project. Subsequent to the quarter end, the Company completed the final draw of the remaining $35 million.

The Company may be required to raise additional funds through future debt or equity financings in order to finance the development of the Terronera Project and may need to raise additional funds to carry out other business plans. As at September 30, 2024, the Company has invested more than $259 million of the total $271 million required to build Terronera The remaining amount including any cost overrun funding will be funded during 2024 using existing cash on hand, and the remaining funds available on the Debt Facility and any cash generated from operating activities. The Company will continue to monitor capital markets, economic conditions and assess its short-term and long-term capital needs.

Contractual Obligations

The Company had the following undiscounted contractual obligations as at September 30, 2024:

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 18

Payments due by period (in thousands of dollars)
Contractual Obligations	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
Capital asset purchases	$41,355	$41,355	$-	$-	$-
Loans payable	90,786	3,593	31,193	33,000	23,000
Lease liabilities	745	280	327	138	-
Other contracts	507	153	250	104	-
Other Long-Term Liabilities	12,517	-	-	3,808	8,709
Total	$145,910	$45,381	$31,770	$37,050	$31,709

Other contracts consist of office premises operating costs and short-term leases.

The $12.5 million of other long-term liabilities is the undiscounted cost estimate to settle the Company's reclamation costs of the Guanaceví and Bolañitos mines, the Terronera development project and the Pitarrilla exploration project in Mexico. These costs include land rehabilitation, decommissioning of buildings and mine facilities, ongoing care and maintenance and other costs.

TRANSACTIONS WITH RELATED PARTIES

The Company was charged $30 and $192 for legal services for the three and nine months ended September 30, 2024, respectively, by a legal firm in which the Company's corporate secretary is a partner (September 30, 2023 - $204 and $490 respectively). The Company has $14 in accounts payable to the legal firm as at September 30, 2024 (December 31, 2023 - $86).

FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS

As at September 30, 2024, the carrying and fair values of Endeavour's financial instruments by category were as follows:

Expressed in thousands US dollars	Fair value through profit or loss	Amortized cost	Carrying value	Estimated Fair value
Financial assets:
Cash and cash equivalents	$-	$54,934	$54,934	$54,934
Other investments	666	666	-	666
Trade and other receivables	9,129	1,336	10,465	10,465
Loan receivable	-	2,630	2,630	2,630
Total financial assets	$9,795	$58,900	$68,695	$68,695

Financial liabilities:
Accounts payable, accrued liabilities and other current liabilities	$4,171	$46,393	$50,564	$50,564
Derivative liability	26,362	-	26,362	26,362
Loans payable	-	85,311	85,311	85,311
Total financial liabilities	$30,533	$131,704	$162,237	$162,237

Fair value hierarchy

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by no or little market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 19

Assets and liabilities as at September 30, 2024 that measured at fair value on a recurring basis include:

As at September 30, 2024
Expressed in thousands US dollars	Total	Level 1	Level 2	Level 3
Assets:
Other investments	$666	$624	$-	$42
Trade receivables	9,129	-	9,129	-
Total financial assets	$9,795	$624	$9,129	$42

Liabilities:
Deferred share units	$4,126	$4,126	$-	$-
Derivative liability	26,362	-	26,362	-
Share appreciation rights	$45	$-	$45	$-
Total financial liabilities	$30,533	$4,126	$26,407	$-

Other investments

The Company holds marketable securities classified as Level 1 and Level 3 in the fair value hierarchy. The fair values of Level 1 investments are determined based on a market approach reflecting the closing price of each particular security at the reporting date. The closing price is a quoted market price obtained from the stock exchange that is the principal active market for the particular security, being the market with the greatest volume and level of activity for the assets. For Level 3 investments, which consist of share purchase warrants where inputs are not observable, they have an estimated value determined by using an option pricing model. Changes in fair value on available for sale marketable securities are recognized in earnings or loss.

Trade receivables

The trade receivables consist of receivables from provisional silver and gold sales from the Bolañitos mine. The fair value of receivables arising from concentrate sales contracts that contain provisional pricing mechanisms is determined using the appropriate quoted closing price on the measurement date from the exchange that is the principal active market for the particular metal. As such, these receivables, which meet the definition of an embedded derivative, are classified within Level 2 of the fair value hierarchy.

Deferred share units (cash settled)

The Company has a cash settled Deferred Share Unit ("DSU") plan whereby deferred share units may be granted to independent directors of the Company in lieu of compensation in cash or stock options. The DSUs vest immediately and are redeemable for cash based on the market value of the units at the time of a director's retirement. The DSUs are classified as Level 1 in the fair value hierarchy. The liability is determined based on a market approach reflecting the closing price of the Company's common shares at the reporting date. Changes in fair value are recognized in general and administrative expenses.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 20

Derivatives

The company has forward purchase agreements for Mexican peso as well as forward swap agreements for 68,000 oz of gold. These agreements are carried at fair market value and are classified as Level 2 in the fair value hierarchy. They are revalued at the end of the reporting period and the corresponding asset/liability is recognized in the statement of the financial position with the gain/loss record in other income (expense) of the earning and loss.

Share appreciation rights

As part of the Company's bonus program, the Company grants share appreciation rights ("SARs") to its employees in Mexico and Chile. The SARs are subject to vesting conditions and, when exercised, constitute a cash bonus based on the value of the appreciation of the Company's common shares between the SARs grant date and the exercise date.

The SARs are classified as Level 2 in the fair value hierarchy. The liability is valued using a Black-Scholes option pricing model. Changes in fair value are recognized in salaries, wages and benefits.

Financial Instrument Risk Exposure and Risk Management

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board approves and monitors the risk management process. The types of risk exposure and the way in which such exposure is managed is provided as follows:

Credit Risk

The Company is exposed to credit risk on its bank accounts, accounts receivable and loan receivable gold forward swap and Mexican peso forward purchase agreements. Credit risk exposure on bank accounts and gold forward swap and Mexican peso forward purchase agreements is limited through maintaining the Company's balances with high-credit quality financial institutions, maintaining investment policies, assessing institutional exposure and continual discussion with external advisors. Value-added tax receivables are generated on the purchase of supplies and services to produce silver, which are refundable from the Mexican government. Trade receivables are generated on the sale of concentrate inventory to reputable metal traders. The loan receivable is related to the remaining proceeds for the sale of the El Compas mine to Grupo ROSGO. There has been no indication of a change in the creditworthiness of the counterparty to the loan receivable since the initial recognition.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The Company manages its liquidity risk by continually monitoring forecasted and actual cash flows. The Company has in place a planning and budgeting process to help determine the funds required to support its normal operating requirement and development plans. The Company aims to maintain sufficient liquidity to meet its short-term business requirements, taking into account its anticipated cash flows from operations, its holdings of cash and cash equivalents, and its committed and anticipated liabilities.

The Company's Mexican subsidiaries pay IVA on the purchase and sale of goods and services. The net amount paid is recoverable but is subject to review and assessment by the tax authorities. The Company regularly files the required IVA returns and all supporting documentation with the tax authorities, however, the Company has been advised that certain IVA amounts receivable from the tax authorities are being withheld pending completion of the authorities' audit of certain of the Company's third-party suppliers. Under Mexican law, the Company has legal rights to those IVA refunds and the results of the third-party audits should have no impact on refunds. A smaller portion of IVA refund requests are from time to time denied based on the alleged lack of compliance of certain formal requirements and information returns by the Company's third-party suppliers. The Company takes necessary legal action on the delayed refunds as well as any denied refunds. The Company is in regular contact with the tax authorities in respect of its IVA filings and believes that the full amount of its IVA receivables will ultimately be received; however, the timing of recovery of these amounts and the nature and extent of any adjustments to the Company's IVA receivables remains uncertain.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 21

Market Risk

The significant market risk exposures to which the Company is exposed are foreign currency risk, interest rate risk, and commodity price risk.

Foreign Currency Risk - The Company's operations in jurisdictions where the U.S. dollar is not the operating currency make it subject to foreign currency fluctuations. A majority of the Company's operating expenses are incurred in Mexican pesos and therefore the fluctuation of the U.S. dollar in relation to the Mexican peso impacts the profitability of the Company and may also affect the value of the Company's assets and the amount of shareholders' equity. On April 3, 2024, ~~t~~he Company entered into a $45 million of forward purchase agreements for Mexican peso over the remaining construction period of the Terronera project, as required by the Debt Facility agreement in order to reduce the financial risks to the construction cost. As of September 30, 2024 $20,642 of the forward purchase agreement is outstanding.

Interest Rate Risk - In respect of financial assets, the Company's policy is to invest cash at floating rates of interest and cash reserves are to be maintained in cash equivalents in order to maintain liquidity. Fluctuations in interest rates impact the value of cash equivalents. During the third quarter of 2024, the Company drew down on the Debt Facility and the interest on this loan is SOFR plus 4.5% until completion of the project where it changes to 3.75%.

Commodity Price Risk - Gold and silver prices have historically fluctuated significantly and are affected by numerous factors outside of the Company's control, including, but not limited to, industrial and retail demand, central bank lending, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand because of speculative hedging activities and certain other factors. On March 28, 2024 the Company entered into forward swap agreements for 68,000 oz of gold expected to be produced by Terronera over the three-year period starting December 2024, as required by the Debt Facility agreement. This represents 55% of planned gold production during that period.

At September 30, 2024, there are 38,878 oz of silver and 2,184 oz of gold, which do not have a final settlement price and the estimated revenues have been recognized at current market prices. As at September 30, 2024, with other variables unchanged, a 10% decrease in the market value of silver and gold would result in a reduction of revenue and the associated receivable of $0.6 million.

OUTSTANDING SHARE DATA

As of November 4, 2024, the Company had the following securities issued, issuable and outstanding:

  246,106,063 common shares;
  3,574,291 stock options;
  1,179,000 performance share units; and
  547,248 equity settled deferred share units.

As at September 30, 2024, the Company's issued share capital was $780.2 million (December 31, 2023 - $722.7 million), representing 246,029,063 common shares (December 31, 2023 - 217,245,492), and the Company had options outstanding to purchase 3,651,291 common shares (December 31, 2023 - 3,488,291) with a weighted average exercise price of CAD$4.15 (December 31, 2023 - CAD$4.24).

The Company considers the items included in the consolidated statement of shareholders' equity as capital. The Company's objective when managing capital is to safeguard its ability to continue as a going concern so that it can continue to provide returns for shareholders and benefits for other stakeholders. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares through private placements, prospectus offerings, convertible debentures, asset acquisitions or return capital to shareholders. The Company is not subject to externally imposed capital requirements.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 22

CHANGES IN ACCOUNTING POLICIES AND CRITICAL ACCOUNTING ESTIMATES

Accounting standards adopted during the period:

The material accounting policies applied in the Company's condensed consolidated interim financial statements for the three and nine months ended September 30, 2024 are the same as those applied in the Company's annual audited consolidated financial statements as at and for the year ended December 31, 2023, except as described below.

The Company applied Classification of Liabilities as Current or Non-current and Non-current Liabilities with Covenants - Amendments to IAS 1, issued in 2020 and 2022, for the first time in its 2024 condensed consolidated interim financial statements. The amendments clarify certain requirements for determining whether a liability is classified as current or non-current and require new disclosures in the annual financial statements for non-current liabilities that are subject to covenants within 12 months after the end of the reporting period. The adoption of the amendments did not result in any material classification adjustment to the condensed consolidated interim financial statements.

Derivative financial instruments

The Company may hold derivative financial instruments to hedge its risk exposure to fluctuations in commodity prices and other currencies against the US Dollars. Derivative financial instruments are measured at fair value at each reporting period. All derivative instruments not designated in a hedge relationship are classified as financial instruments at fair value through profit or loss. Changes in fair value of non-hedging derivative financial instruments are included in net earnings or loss as non-hedging derivative gains or losses.

Critical Accounting Estimates

The preparation of financial statements requires the Company to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management's judgment relate to the determination of mineralized reserves and resources, plant and equipment lives, estimating the fair values of financial instruments and derivatives, impairment of non-current assets, reclamation and rehabilitation provisions, recognition of deferred tax assets, and assumptions used in determining the fair value of share-based compensation.

See "Critical Accounting Estimates" in the Company's annual MD&A for the year ended December 31, 2023, for a detailed discussion on the areas in which critical accounting estimates are made.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Company's management, with the participation of its Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), has evaluated the design of the Company's disclosure controls and procedures. Based on the results of that evaluation, the Company's CEO and CFO have concluded that, as of September 30, 2024, the Company's disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods and is accumulated and communicated to management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 23

Changes in Internal Control over Financial Reporting

Management, including the CEO and CFO, has evaluated the Company's internal controls over financial reporting to determine whether any changes occurred during the period that have materially affected, or are reasonably likely to materially affect, the Company's internal controls over financial reporting.

During the three and nine months ended September 30, 2024, there have been no significant changes in internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

QUARTERLY RESULTS AND TRENDS

The following table presents selected financial information for each of the most recent eight quarters:

Table in thousands of U.S. dollars except for share numbers and per share amounts	2024			2023				2022
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Gross Sales	$53,939	$58,708	$64,218	$51,005	$49,926	$50,866	$56,117	$82,683
Smelting and refining costs included in revenue	496	448	493	506	494	795	656	694
Total Revenue	53,443	58,260	63,725	50,499	49,432	50,071	55,461	81,989
Direct production costs	28,704	33,703	36,705	32,817	34,020	25,478	26,516	42,821
Royalties	5,151	5,648	6,408	5,105	4,821	5,749	6,535	8,479
Mine operating cash flow before taxes	19,588	18,909	20,612	12,577	10,591	18,844	22,410	30,689
Share-based compensation	73	74	79	44	44	(294)	132	89
Depreciation	7,032	8,639	8,877	7,181	7,855	6,596	6,253	8,945
Mine operating earnings (loss)	$12,483	$10,196	$11,656	$5,352	$2,692	$12,542	$16,025	$21,655

Basic earnings (loss) per share	($0.07)	($0.06)	($0.01)	$0.01	($0.01)	($0.01)	$0.03	$0.04
Diluted earnings (loss) per share	($0.07)	($0.06)	($0.01)	$0.01	($0.01)	($0.01)	$0.03	$0.04
Weighted shares outstanding	246,000,878	242,899,679	227,503,581	196,018,623	194,249,283	191,446,597	190,274,768	189,993,085

Net earnings (loss)	($17,300)	($14,007)	($1,194)	$3,049	($2,328)	($1,054)	$6,456	$7,961
Depreciation	7,352	8,933	9,135	7,458	7,771	6,967	6,593	9,279
Finance costs	357	103	135	164	170	229	259	233
Current income tax	4,523	2,878	5,667	207	2,250	4,442	4,445	2,850
Deferred income tax (recovery)	(512)	(163)	(233)	(2,544)	888	766	1,676	2,345
EBITDA	($5,580)	($2,256)	$13,510	$8,334	$8,751	$11,350	$19,429	$22,668

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 24

The following table presents selected production information for each of the most recent eight quarters:

Highlights	2024			2023				2022
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Processed tonnes	175,065	218,989	221,794	220,464	214,270	228,575	211,073	224,289
Guanaceví	67,094	112,897	115,004	110,781	103,345	116,908	102,375	119,305
Bolañitos	107,971	106,092	106,790	109,683	110,925	111,667	108,698	104,984
Silver ounces	874,717	1,312,572	1,460,006	1,406,423	1,148,735	1,494,000	1,623,545	1,830,835
Guanaceví	768,905	1,195,753	1,335,742	1,271,679	1,041,211	1,352,423	1,439,924	1,680,363
Bolañitos	105,812	116,819	124,263	134,744	107,524	141,577	183,621	150,472
Silver grade	176	208	229	233	183	226	279	296
Guanaceví	402	364	402	419	341	398	511	512
Bolañitos	36	41	42	45	37	45	61	50
Silver recovery	88.2	89.7	89.5	85.1	90.9	90.1	85.7	85.8
Guanaceví	88.7	90.4	89.9	85.2	91.9	90.4	85.6	85.6
Bolañitos	84.7	83.4	86.2	84.8	82.6	87.6	86.1	89.2
Gold ounces	9,290	10,550	10,133	9,608	9,089	9,819	9,342	10,370
Guanaceví	2,828	4,243	4,124	3,721	3,161	3,885	4,188	4,936
Bolañitos	6,462	6,306	6,010	5,887	5,928	5,934	5,154	5,434
Gold grade	1.79	1.67	1.58	1.53	1.48	1.47	1.56	1.57
Guanaceví	1.46	1.29	1.25	1.20	1.03	1.10	1.42	1.44
Bolañitos	2.00	2.06	1.94	1.86	1.89	1.85	1.70	1.72
Gold recovery	92.1	89.9	89.8	88.7	89.4	91.1	88.0	91.5
Guanaceví	89.8	90.4	89.2	87.0	92.4	94.0	89.6	89.4
Bolañitos	93.1	89.6	90.2	89.8	87.9	89.3	86.8	93.6
Cash costs per oz (1)	$11.35	$13.43	$13.19	$12.54	$17.94	$13.52	$11.12	$11.65
Guanaceví	$19.59	$17.17	$15.94	$14.95	$20.47	$14.53	$12.25	$12.40
Bolañitos	($51.38)	($26.67)	($17.69)	($11.23)	($7.68)	$3.34	$1.67	$2.85
AISC per oz (1)	$25.51	$23.13	$21.44	$21.48	$29.64	$22.15	$20.16	$19.38
Guanaceví	$30.83	$24.53	$21.96	$21.50	$29.06	$20.81	$19.28	$18.05
Bolañitos	($14.98)	$8.15	$15.59	$21.27	$35.54	$35.64	$27.45	$35.06
Direct costs per tonne (1)	$189.85	$192.68	$181.77	$168.71	$176.37	$169.59	$169.49	$177.35
Guanaceví	$330.55	$269.36	$260.13	$239.76	$264.10	$232.58	$251.83	$249.23
Bolañitos	$102.42	$111.07	$97.39	$96.94	$94.63	$103.64	$91.84	$95.67

(1) Cash cost per oz, AISC per oz and direct costs per tonne are non-IFRS measures.

(2) Non-IFRS Measures

NON-IFRS MEASURES

Non-IFRS and Other Financial Measures and Ratios

We have included certain non-IFRS financial measures and ratios in this MD&A, as discussed below. We believe that these measures, in addition to conventional measures prepared in accordance with IFRS, provide investors an improved ability to evaluate the underlying performance of the Company. The non-IFRS measures and ratios are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These financial measures and ratios do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to other issuers.

Non-IFRS financial measures are defined in National Instrument 52-112 - Non-GAAP and Other Financial Measures Disclosure ("NI 52-112") as a financial measure disclosed that (a) depicts the historical or expected future financial performance, financial position or cash flow of an entity, (b) with respect to its composition, excludes an amount that is included in, or includes an amount that is excluded from, the composition of the most directly comparable financial measure disclosed in the primary financial statements of the entity, (c) is not disclosed in the financial statements of the entity, and (d) is not a ratio, fraction, percentage or similar representation.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 25

A non-IFRS ration is defined by 52-112 as a financial measure disclosed that (a) is in the form of a ratio, fraction, percentage or similar representation, (b) has a non-IFRS financial measure as one or more of its components, and (c) is not disclosed in the financial statements.

Working capital is a non-IFRS measure that is a common measure of liquidity but does not have any standardized meaning. The most directly comparable measure prepared in accordance with IFRS is current assets and current liabilities. Working capital is calculated by deducting current liabilities from current assets. Working capital should not be considered in isolation or as a substitute from measures prepared in accordance with IFRS. The measure is intended to assist readers in evaluating our liquidity.

Expressed in thousands US dollars	As at September 30, 2024	As at December 31, 2023
Current assets	$104,120	$100,773
Current liabilities	74,744	58,244
Working capital surplus	$29,376	$42,529

Adjusted earnings and adjusted earnings per share are non-IFRS measures that supplement information to the Company's consolidated financial statements. The Company believes that, in addition to the conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company's underlying core operating performance. The presentation of adjusted earnings and adjusted earnings per share is not meant to be a substitute of net income and net income per share presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures.

The Company defines the adjusted earnings as net income adjusted to include certain non-cash and unusual item, and items that in the Company's judgement are subject to volatility as a result of factors which are unrelated to the Company's operation in the period. Certain items that become applicable in a period may be adjusted for, with the Company retroactively presenting comparable periods with an adjustment for such items and, conversely, items no longer applicable may be removed from the calculation. During the current period, the Company has included unrealized foreign exchange (gain) loss, changes in the fair value of its investments in marketable securities (gain) loss on derivatives as well as change in fair value of cash settled DSUs. and made retroactive adjustments to prior periods for the same. The following table provides a detailed reconciliation of net income as reported in the Company's financial statement to adjusted earnings and adjusted earnings per share.

Expressed in thousands US dollars	Three months ended September 30		Nine months ended September 30
	2024	2023	2024	2023
Net earnings (loss) for the period per financial statements	($17,300)	($2,328)	($32,501)	$3,074
Unrealized foreign exchange (Gain) loss	1,445	(409)	3,777	1,205
(Gain) loss on derivatives	17,109	-	26,362	-
Change in fair value of investments	(109)	1,944	1,177	1,997
Gain on sale of Cozamin royalty	-	(6,990)	-	(6,990)
Change in fair value of cash settled DSUs	454	(482)	2,078	(823)
Adjusted net earnings (loss)	$1,599	($8,265)	$893	($1,537)
Basic weighted average share outstanding	246,000,878	194,249,283	238,827,655	192,003,752
Adjusted net earnings (loss) per share	$0.01	($ 0.04)	$0.00	($0.01)

Mine operating cash flow before taxes is a non-IFRS measure that does not have a standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers. Mine operating cash flow is calculated as revenue minus direct production costs and royalties. Mine operating cash flow is used by management to assess the performance of the mine operations, excluding corporate and exploration activities and is provided to investors as a measure of the Company's operating performance.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 26

Expressed in thousands US dollars	Three months ended September 30		Nine months ended September 30
	2024	2023	2024	2023
Mine operating earnings per financial statements	$12,483	$2,692	$34,335	$31,259
Share-based compensation	73	44	226	(118)
Depreciation	7,032	7,855	24,548	20,704
Mine operating cash flow before taxes	$19,588	$10,591	$59,109	$51,845

Operating cash flow before working capital changes per share is a non-IFRS measure that does not have a standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers. Operating cash flow per share is calculated by dividing cash from operating activities by the weighted average shares outstanding. Operating cash flow per share is used by management to assess operating performance on a per share basis, irrespective of working capital changes and is provided to investors as a measure of the Company's operating performance.

Expressed in thousands US dollars	Three months ended September 30		Nine months ended September 30
(except for per share amounts)	2024	2023	2024	2023
Cash from (used in) operating activities per financial statements	$8,467	$613	$23,963	$5,065
Net changes in non-cash working capital per financial statements	4,012	(2,650)	2,480	(22,158)
Operating cash flow before working capital changes	$4,455	$3,263	$21,483	$27,223
Basic weighted average shares outstanding	246,000,878	194,249,283	238,827,655	192,003,752
Operating cash flow before working capital changes per share	$0.02	$0.02	$0.09	$0.14

EBITDA is a non-IFRS financial measure, which excludes the following from net earnings:

  Income tax expense;
  Finance costs;
  Amortization and depletion.

Adjusted EBITDA excludes the following additional items from EBITDA:

  Share based compensation;
  Non-recurring impairments (reversals);
  Unrealized foreign exchange (gain) loss;
  Change in fair value of investments;
  (Gain) loss on derivatives
  Change in fair value of cash settled DSUs
  Significant non-routine items.

Adjusted EBITDA per share is calculated by dividing Adjusted EBITDA by the basic weighted average number of shares outstanding for the period.

Management believes EBITDA is a valuable indicator of the Company's ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations, and fund capital expenditures. Management uses EBITDA for this purpose. EBITDA is also frequently used by investors and analysts for valuation purposes whereby EBITDA is multiplied by a factor or "EBITDA multiple" based on an observed or inferred relationship between EBITDA and market values to determine the approximate total enterprise value of a Company.

EBITDA is intended to provide additional information to investors and analysts. It does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of operating performance prepared in accordance with IFRS. EBITDA excludes the impact of cash costs of financing activities and taxes, and the effects of changes in operating working capital balances, and therefore is not necessarily indicative of operating profit or cash flow from operations as determined by IFRS. Other companies may calculate EBITDA and Adjusted EBITDA differently.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 27

Certain items that become applicable in a period may be adjusted for, with the Company retroactively presenting comparable periods with an adjustment for such items and, conversely, items no longer applicable may be removed from the calculation.

Expressed in thousands US dollars	Three months ended September 30		Three months ended September 30
	2024	2023	2024	2023
Net earnings (loss) for the period per financial statements	($17,300)	($2,328)	($32,501)	$3,074
Depreciation - cost of sales	7,032	7,855	24,548	20,704
Depreciation - exploration, evaluation and development	221	(147)	568	448
Depreciation - general & administration	99	63	304	179
Finance costs	357	170	595	658
Current income tax expense	4,523	2,250	13,068	11,137
Deferred income tax expense (recovery)	(512)	888	(908)	3,330
EBITDA	($5,580)	$8,751	$5,674	$39,530
Share based compensation	564	863	2,896	2,904
Gain on sale of Cozamin royalty	-	(6,990)	-	(6,990)
Unrealized foreign exchange (gain) loss	1,445	(409)	3,777	1,205
(Gain) loss on derivatives	17,109	-	26,362	-
Change in fair value of investments	(109)	1,944	1,177	1,997
Change in fair value of cash settled DSUs	454	(482)	2,078	(823)
Adjusted EBITDA	$13,883	$3,677	$41,964	$37,823
Basic weighted average shares outstanding	246,000,878	194,249,283	238,827,655	192,003,752
Adjusted EBITDA per share	$0.06	$0.02	$0.18	$0.20

Cash costs per silver oz, total production costs per oz, direct operating costs per tonne and direct costs per tonne are measures developed by precious metals companies in an effort to provide a comparable standard; however, there can be no assurance that the Company's reporting of these non-IFRS measures and ratios are similar to those reported by other mining companies. Cash costs per oz, total production costs per oz and direct costs per tonne are measures used by the Company to manage and evaluate operating performance at each of the Company's operating mining units. They are widely reported in the silver mining industry as a benchmark for performance, but do not have a standardized meaning and are disclosed in addition to IFRS measures. Direct operating costs include mining, processing (including smelting, refining, transportation and selling costs) and direct overhead at the operation sites. Direct costs include all direct operating costs plus royalties and special mining duty. Cash costs include all direct costs less by-product gold sales and changes in finished gold inventories. Total production costs include all cash costs plus amortization and depletion, changes in amortization and depletion in finished goods inventory and site share-based compensation. Cash costs per silver ounce and total production costs per ounce are calculated by dividing cash costs and total production costs by the payable silver ounces produced. Direct operating cost per tonne and direct costs per tonne are calculated by dividing direct operating costs and direct costs by the number of processed tonnes. The following tables provide a detailed reconciliation of these measures to the Company's direct production costs, as reported in its consolidated financial statements.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 28

Expressed in thousands US dollars	Nine Months Ended September 30, 2024			,	Nine Months Ended September 30, 2023
	Guanaceví	Bolañitos	Total		Guanaceví	Bolañitos	Total
Direct production costs per financial statements	$18,968	$9,737	$28,705		$23,863	$10,157	$34,020
Purchase of the third-party material	(2,796)	-	(2,796)		(3,556)	-	(3,556)
Smelting and refining costs included in net revenue	-	496	496		-	$494	494
Opening finished goods	(4,038)	(557)	(4,595)		(10,257)	($962)	(11,219)
Closing finished goods	1,725	718	2,443		8,627	656	9,283
Direct operating costs	13,859	10,394	24,253		18,677	10,345	29,022
Purchase of the third-party material	2,796	-	2,796		3,556	-	3,556
Royalties	5,060	91	5,151		4,754	67	4,821
Special mining duty (1)	463	573	1,036		306	85	391
Direct costs	22,178	11,058	33,236		27,293	10,497	37,790
By-product gold sales	(8,289)	(15,505)	(23,794)		(5,326)	(11,737)	(17,063)
Opening gold inventory fair market value	2,187	751	2,938		1,629	1,268	2,897
Closing gold inventory fair market value	(1,059)	(1,478)	(2,537)		(2,345)	(815)	(3,160)
Cash costs net of by-product	15,017	(5,174)	9,843		21,251	(787)	20,464
Depreciation	4,656	2,376	7,032		4,684	3,171	7,855
Share-based compensation	59	14	73		31	13	44
Opening finished goods depreciation	(1,326)	(144)	(1,470)		(2,318)	(288)	(2,606)
Closing finished goods depreciation	515	184	699		1,509	222	1,731
Total production costs	$18,921	($2,744)	$16,177		$25,157	$2,331	$27,488
	Three Months Ended September 30, 2024				Three Months Ended September 30, 2023
	Guanaceví	Bolañitos	Total		Guanaceví	Bolañitos	Total
Throughput tonnes	67,094	107,971	175,065		103,345	110,925	214,270
Payable silver ounces	766,599	100,694	867,293		1,038,087	102,510	1,140,597

Cash costs per silver ounce	$19.59	($51.38)	$11.35		$20.47	($7.68)	$17.94
Total production costs per ounce	$24.68	($27.25)	$18.65		$24.23	$22.74	$24.10
Direct operating costs per tonne	$206.56	$96.27	$138.54		$180.72	$93.26	$135.45
Direct costs per tonne	$330.55	$102.42	$189.85		$264.10	$94.63	$176.37

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 29

Expressed in thousands US dollars	Nine Months Ended September 30, 2024			Nine Months Ended September 30, 2023
	Guanaceví	Bolañitos	Total	Guanaceví	Bolañitos	Total
Direct production costs per financial statements	$68,855	$30,258	$99,113	$56,886	$29,128	$86,014
'Purchase of the third-party material	(10,231)	-	(10,231)	(7,505)	-	(7,505)
Smelting and refining costs included in net revenue	-	1,436	1,436	-	1,945	1,945
Opening finished goods	(7,137)	(699)	(7,836)	(4,953)	(245)	(5,198)
Closing finished goods	1,725	718	2,443	8,627	656	9,283
Direct operating costs	53,212	31,713	84,925	53,055	31,484	84,539
'Purchase of the third-party material	10,231	-	10,231	7,505	-	7,505
Royalties	16,948	259	17,207	16,904	201	17,105
Special mining duty (1)	2,113	1,270	3,383	2,800	379	3,179
Direct costs	82,504	33,242	115,746	80,264	32,064	112,328
By-product gold sales	(27,642)	(42,622)	(70,264)	(22,228)	(31,654)	(53,882)
Opening gold inventory fair market value	2,909	619	3,528	2,740	354	3,094
Closing gold inventory fair market value	(1,059)	(1,478)	(2,537)	(2,345)	(815)	(3,160)
Cash costs net of by-product	56,712	(10,239)	46,473	58,431	(51)	58,380
Depreciation	16,436	8,112	24,548	11,539	9,165	20,704
Share-based compensation	181	45	226	(50)	(68)	(118)
Opening finished goods depreciation	(1,459)	(197)	(1,656)	(862)	(60)	(922)
Closing finished goods depreciation	515	184	699	1,509	222	1,731
Total production costs	$72,385	($2,095)	$70,290	$70,567	$9,208	$79,775

	Three Months Ended September 30, 2024			Three Months Ended September 30, 2023
	Guanaceví	Bolañitos	Total	Guanaceví	Bolañitos	Total
Throughput tonnes	294,995	320,853	615,848	322,628	331,290	653,918
Payable silver ounces	3,290,499	330,563	3,621,062	3,822,057	409,007	4,231,064

Cash costs per silver ounce	$17.24	($30.97)	$12.83	$15.29	($0.12)	$13.80
Total production costs per ounce	$22.00	($6.34)	$19.41	$18.46	$22.51	$18.85
Direct operating costs per tonne	$180.38	$98.84	$137.90	$164.45	$95.03	$129.28
Direct costs per tonne	$279.68	$103.61	$187.95	$248.78	$96.79	$171.78

(1) Special mining duty is an EBITDA royalty tax presented as a current income tax in accordance with IFRS.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 30

Expressed in thousands US dollars	September 30, 2024			September 30, 2023
	Guanaceví	Bolañitos	Total	Guanaceví	Bolañitos	Total
Closing finished goods	1,725	718	2,443	8,627	656	9,283
Closing finished goods depreciation	515	184	699	1,509	222	1,731
Finished goods inventory	$2,240	$902	$3,142	$10,136	$878	$11,014

AISC per oz and all-in costs per oz are measures developed by the World Gold Council (and used as a standard of the Silver Institute) in an effort to provide a comparable standard within the precious metal industry; however, there can be no assurance that the Company's reporting of these non-IFRS measures are similar to those reported by other mining companies. These measures are used by the Company to manage and evaluate operating performance at each of the Company's operating mining units and consolidated group, and are widely reported in the silver mining industry as a benchmark for performance, but do not have a standardized meaning and are disclosed in addition to IFRS measures. The following tables provide a detailed reconciliation of these measures to the Company's cost of sales, as reported in the Company's consolidated financial statements.

Expressed in thousands US dollars	Three Months Ended September 30, 2024			Three Months Ended September 30, 2023
	Guanaceví	Bolañitos	Total	Guanaceví	Bolañitos	Total
Cash costs net of by-product	$15,017	($5,174)	$9,843	$21,251	($787)	$20,464
Operations share-based compensation	59	14	73	31	13	44
Corporate general and administrative	2,034	1,154	3,188	1,087	514	1,601
Corporate share-based compensation	428	267	695	475	219	694
Reclamation - amortization/accretion	85	68	153	77	69	146
Mine site expensed exploration	313	52	365	362	339	701
Equipment loan payments	0	19	19	189	489	678
Capital expenditures sustaining	5,696	2,092	7,788	6,697	2,787	9,484
All-In-Sustaining Costs	$23,632	($1,508)	$22,124	$30,169	$3,643	$33,812
Growth exploration, evaluation and development			7,624			3,476
Growth capital expenditures			89,375			22,252
All-In-Costs			$119,123			$59,540

	Three Months Ended September 30, 2024			Three Months Ended September 30, 2023
	Guanaceví	Bolañitos	Total	Guanaceví	Bolañitos	Total
Throughput tonnes	67,094	107,971	175,065	103,345	110,925	214,270
Payable silver ounces	766,599	100,694	867,293	1,038,087	102,510	1,140,597
Silver equivalent production (ounces)	995,146	622,779	1,617,925	1,294,091	581,764	1,875,855

All-In-Sustaining cost per ounce	$30.83	($14.98)	$25.51	$29.06	$35.54	$29.64

Expressed in thousands US dollars	Nine months ended September 30, 2024			Nine months ended September 30, 2023
	Guanaceví	Bolañitos	Total	Guanaceví	Bolañitos	Total
Cash costs net of by-product	$56,712	($10,239)	$46,473	$58,431	($51)	$58,380
Operations share-based compensation	181	45	226	(50)	(68)	(118)
Corporate general and administrative	6,501	2,865	9,366	4,931	1,869	6,800
Corporate share-based compensation	1,802	794	2,596	1,924	730	2,654
Reclamation - amortization/accretion	288	218	506	235	197	432
Mine site expensed exploration	776	701	1,477	1,068	1,002	2,070
Equipment loan payments	206	306	512	679	1,465	2,144
Capital expenditures sustaining	15,657	6,557	22,214	18,687	8,008	26,695
All-In-Sustaining Costs	$82,123	$1,247	$83,370	$85,905	$13,152	$99,057
Growth exploration, evaluation and development			11,148			9,792
Growth capital expenditures			127,280			49,622
All-In-Costs			$221,798			$158,471

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 31

	Nine months ended September 30, 2024			Nine months ended September 30, 2023
	Guanaceví	Bolañitos	Total	Guanaceví	Bolañitos	Total
Throughput tonnes	294,995	320,853	615,848	322,628	331,290	653,918
Payable silver ounces	3,290,499	330,563	3,621,062	3,822,057	409,007	4,231,064
Silver equivalent production (ounces)	4,196,000	1,849,055	6,045,055	4,732,278	1,794,002	6,526,280

All-In-Sustaining cost per ounce	$24.96	$3.77	$23.02	$22.48	$32.16	$23.41

Expressed in thousands US dollars	Three months ended September 30		Nine months ended September 30
	2024	2023	2024	2023
Capital expenditures sustaining	$7,788	$9,484	$22,214	$26,695
Growth capital expenditures	89,375	22,252	127,280	49,622
Property, plant and equipment expenditures per Consolidated Statement of Cash Flows	$97,163	$31,736	$149,494	$76,317

Expressed in thousands US dollars	Three months ended September 30		Nine months ended September 30
	2024	2023	2024	2023
Mine site expensed exploration	$365	$701	$1,477	$2,070
Growth exploration, evaluation and development	7,624	3,476	11,148	9,792
Total exploration, evaluation and development	7,989	4,177	12,625	11,862
Exploration, evaluation and development depreciation	221	(147)	568	448
Exploration, evaluation and development share-based compensation	(204)	125	74	368
Exploration, evaluation and development expense	$8,006	$4,155	$13,267	$12,678

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 32